VOZROZHDENIE BANK

File № 82-4257

08017646

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Date: 22.08.2006
No: 1101/6655

SEC MAIL RECEIVED PROCESSING
OCT 16 2006
WASH. D.C. 213 SECTION

Re: Exemption № 82-4257

SUPPL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdenie» forward to you 6 messages:

1. Notice of material fact: information of securities issued by issuer.
2. Notice of facts which may produce material effect to value of securities in joint-stock company.
3. Notice of material fact: information of resolutions adopted by general meetings.
4. Notice of material fact: information of accrued and (or) paid income for securities in issuer.
5. Notice of material fact: information of completed allotment of issued securities.
6. Notice of facts which may produce material effect to value of securities in joint-stock company.

PROCESSED
OCT 26 2006
THOMSON FINANCIAL

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

10/25

Luchnikov Pereulok 7/4, Moscow GSP-9, Russia, 101999
Phone (495) 777-0-888, Telefax (495) 620-19-99

vbank@co.voz.ru
www.vbank.ru

Notice of material fact: information of resolutions adopted by general meetings.

1. General information.
1.1. Full official name of issuer (name for non-commercial organisation): Joint Stock Company Bank Vozrozhdenie
1.2. Abbreviated official name of issuer: V.Bank.
1.3. Residence of issuer: 7/4, Luchnikov Lane, building 1, Moscow, 101999, Russian Federation.
1.4. Basic state registration number of issuer: 1027700540680.
1.5. Taxpayer identification number of issuer: 5000001042.
1.6. Unique code attributed to issuer by registration authority: 1439.
1.7. Address of web site used by issuer for disclosure of information: http://www/vbank.ru/investors/material-facts.
1.8. Name of printed periodical (periodicals) used by issuer for disclosure of information: Daily News. Moscow Region.

2. Contents of information.
2.1. Kind of general meeting (annual, extraordinary): annual.
2.2. Form of held general meeting: meeting.
2.3. Date and place of held general meeting: June 30, 2006, 7/4, Luchnikov Lane, building 1, Moscow.
2.4. Quorum of general meeting: number of votes held by shareholders taking part in meeting and entitled to vote on matters Nos. 1 to 9, 11 and 13 in agenda of the general meeting: 16,472,149 votes or 87.86 per cent in total number of voting shares; number of votes held by shareholders taking part in meeting and entitled to vote on matters Nos. 10 and 12 in agenda of the general meeting: 7,702,758 votes or 77.62 per cent in total number of voting shares, with exception of voting shares held by members of the Supervisory Council or persons taking other positions in administrative bodies of the Bank; therefore, quorum was provided to adopt resolutions on all the matters in agenda of the annual general meeting of Joint Stock Company Bank Vozrozhdenie
2.5. Matters put on voting and results of voting thereon.
1. Approval of annual statement, approval of annual financial accounts, profit and loss account of 2005, distribution of profit:
"in favour" - 16,403,541, "against" - 55,544, "abstained" - 184.
2. On payment (declaration) of dividends for 2005: "in favour" - 16,466,949, "against" - 3,792, "abstained" - 800.
3. Approval of the Report by the Supervisory Council: "in favour" - 16,411,485, "against" - 59,828, "abstained" - 800.
4. Approval of the Articles of Association of Joint Stock Company Bank Vozrozhdenie in a new version:
"in favour" - 16,412,494, "against" - 57,944, "abstained" - 1,707.
5. Approval of the Regulations of the General Meeting of Shareholders of Joint Stock Company Bank Vozrozhdenie in a new version: "in favour" - 16,412,334, "against" - 57,944, "abstained" - 1,867.
6. Approval of the Procedure of the General Meeting of Shareholders of Joint Stock Company Bank Vozrozhdenie:
"in favour" - 16,412,737, "against" - 4, "abstained" - 57,404.
7. Approval of the Regulations of the Council of Directors of Shareholders of Joint Stock Company Bank Vozrozhdenie:
"in favour" - 16,412,581, "against" - 57,944, "abstained" - 1,620.
8. Approval of the Regulations of the executive bodies of Shareholders of Joint Stock Company Bank Vozrozhdenie in a new version: "in favour" - 16,412,581, "against" - 57,944, "abstained" - 1,620.
9. Approval of the Regulations of the Auditing Commission of Shareholders of Joint Stock Company Bank Vozrozhdenie in a new version: "in favour" - 16,412,581, "against" - 57,944, "abstained" - 1,620.
10. On approval of transactions executed with interests: "in favour" - 7,640,235, "against" - 58,800, "abstained" - 3,635.
11. Election of the Supervisory Council (Council of Directors).
Results of cumulative voting (number of votes "in favour" of nominated candidate):
Mr. Yuriy Mikhailovich Marinichev - 16,195,464
Mr. Dmitriy Lvovich Orlov - 16,544,478
Mr. Sergei Alexandrovich Vybornov - 15,988,733
Mr. Alexander Ivanovich Goev - 15,977,556
Ms. Lyudmila Antonovna Goncharova - 16,090,148
Mr. Nikolai Yakovlevich Demin - 20,189,457
Mr. Alexander Vitalievich Dolgopolov - 16,014,439
Mr. Alexander Nikolaevich Zhizhaev - 15,961,334
Mr. Nikolai Stepanovich Zatsepin - 15,961,203

Ms. Valentina Mikhailovna Kabanova - 15,993,420
Mr. Otari Leontievich Marganiya - 15,960,774
Mr. Rustem Mansurovich Usmanov - 15,960,930
"against all candidates" - 38,400, "abstained for all candidates" - 24,432.
12. Election of the Auditing Commission.
Mr. Viktor Anatolievich Afonin: "in favour" - 7,296,511, "against" - 412, "abstained" - 57,173.
Ms. Tamara Nikolaevna Lapinskaya: "in favour" - 7,295,160, "against" - 3,212, "abstained" - 56,176.
Ms. Svetlana Alekseevna Markina: "in favour" - 7,295,288, "against" - 3,212, "abstained" - 56,132.
Ms. Natalia Anatolievna Romanenko: "in favour" - 7,295,064, "against" - 3,204, "abstained" - 56,188.
13. Approval of the external auditor: "in favour" - 16,412,043, "against" - 88, "abstained" - 56,932.
2.5. Formulations of resolutions adopted by general meeting.
On the first matter in the agenda:
1.1. To approve the annual statement of Joint Stock Company Bank Vozrozhdenie for 2005.
1.2. To approve the annual financial accounts, profit and loss account of Joint Stock Company Bank Vozrozhdenie for 2005.
1.3. To approve the following distribution of profit of Joint Stock Company Bank Vozrozhdenie for 2005 (roubles):
Balance profit of accounted period - 1,106,772,508.62
Used profit of accounted period - 215,731,544.22
including:
total profit tax - 210,927,260.00
other taxes and duties - 4,804,284.22
Profit to be distributed - 891,040,964.40
including:
fund for payment of dividends - 11,963,357.00
fund for accumulation - 874,077,607.40
fund for the Chairman of the Board - 5,000,000.00
On the second matter in the agenda:
2.1. To approve the following rate of dividend per one share:
- for ordinary non-documentary registered shares with the nominal value of 10 roubles each - 5 % of the nominal value;
- for preferential non-documentary registered shares with fixed rate of dividends and nominal value of 10 roubles each - 20 % of the nominal value.
2.2. To give the right to receive the annual dividends to the shareholders included in the register of shareholders of Joint Stock Company Bank Vozrozhdenie on May 11, 2006 (end of business day of the registrar).
2.3. To provide non-cash payment of dividends from August 21, 2006 to August 29, 2006 in accordance with the bank requisites specified in the system of the register of shareholders of Joint Stock Company Bank Vozrozhdenie, if there are no such bank requisites, to provide cash payment of dividends to individual shareholders of Joint Stock Company Bank Vozrozhdenie through the Bank offices from August 21, 2006.
On the third matter in the agenda:
3.1. To approve the Report by the Supervisory Council of Joint Stock Company Bank Vozrozhdenie.
3.2. To recognise the work of the Supervisory Council of Joint Stock Company Bank Vozrozhdenie as satisfactory.
On the fourth matter in the agenda:
4.1. To approve the Articles of Association of Joint Stock Company Bank Vozrozhdenie in a new version.
4.2. To give the Chairman of the Supervisory Council (Council of Directors) of Joint Stock Company Bank Vozrozhdenie the right to sign the application for registration of the Articles of Association of Joint Stock Company Bank Vozrozhdenie in a new version.
On the fifth matter in the agenda:
To approve the Regulations of the General Meeting of Shareholders of Joint Stock Company Bank Vozrozhdenie in a new version.
On the sixth matter in the agenda:
To approve the Procedure of the General Meeting of Shareholders of Joint Stock Company Bank Vozrozhdenie
On the seventh matter in the agenda:
To approve the Regulations of the Council of Directors of Shareholders of Joint Stock Company Bank Vozrozhdenie
On the eighth matter in the agenda:
To approve the Regulations of the executive bodies of Shareholders of Joint Stock Company Bank Vozrozhdenie in a new version.
On the ninth matter in the agenda:

To approve the Regulations of the Auditing Commission of Shareholders of Joint Stock Company Bank Vozrozhdenie in a new version.
On the tenth matter in the agenda:
10.1. To approve the transactions by and between the Bank and interested persons of the Bank (lending credits, money placement on deposit, providing bank guarantee, acquisition of deposit certificates or promissory notes of the Bank, and others), which may be executed in standard terms for the period ending on the following annual general meeting of shareholders in the course of ordinary business of the Bank, in accordance with the licence to carry out banking operations). The prices of the said transactions with the interested persons will be determined, in accordance with the Regulations of the Basic Resource Management Principles of Joint Stock Company Bank Vozrozhdenie, in Russian roubles and foreign currency.
10.2. To determine the maximum price for transactions of each kind for each of the interested persons, not exceeding 5 per cent of the balance value of assets, according to the information in the financial accounts of the Bank on the last accounting date before the annual general meeting of shareholders held in 2006.
10.3. To determine that the material terms of the transactions of interest to be executed within the limits, which are fixed by the general meeting of shareholders, should not differ materially from the terms of similar transactions with uninterested persons.
On the eleventh matter in the agenda:
To elect the following members in the Supervisory Council (Council of Directors) Joint Stock Company Bank Vozrozhdenie:
Mr. Yuriy Mikhailovich Marinichev;
Mr. Dmitriy Lvovich Orlov;
Mr. Sergei Alexandrovich Vybornov;
Mr. Alexander Ivanovich Goev;
Ms. Lyudmila Antonovna Goncharova;
Mr. Nikolai Yakovlevich Demin;
Mr. Alexander Vitalievich Dolgopolov;
Mr. Alexander Nikolaevich Zhizhaev;
Mr. Nikolai Stepanovich Zatsepin;
Ms. Valentina Mikhailovna Kabanova;
Mr. Otari Leontievich Marganiya;
Mr. Rustem Mansurovich Usmanov.
On the twelfth matter in the agenda:
To elect the following members in the Auditing Commission of Joint Stock Company Bank Vozrozhdenie:
Mr. Viktor Anatolievich Afonin;
Ms. Tamara Nikolaevna Lapinskaya;
Ms. Svetlana Alekseevna Markina;
Ms. Natalia Anatolievna Romanenko.
On the thirteenth matter in the agenda:
To approve PricewaterhouseCoopers Audit (Closed Joint-Stock Company) as the official external auditor of the Bank.

3. Signature.
3.1. Deputy Chairman of the Board of Joint Stock Company Bank Vozrozhdenie
(signature) A. V. Dolgopolov
3.2. Date: July 10, 2006
Stamp

Notice of material fact: information of accrued and (or) paid income for securities in issuer.

1. General information.
1.1. Full official name of issuer (name for non-commercial organisation): Joint Stock Company Bank Vozrozhdenie.
1.2. Abbreviated official name of issuer: V.Bank.
1.3. Residence of issuer: 7/4, Luchnikov Lane, building 1, Moscow, 101999, Russian Federation.
1.4. Basic state registration number of issuer: 1027700540680.
1.5. Taxpayer identification number of issuer: 5000001042.
1.6. Unique code attributed to issuer by registration authority: 1439.
1.7. Address of web site used by issuer for disclosure of information: http://www/vbank.ru/investors/material-facts.
1.8. Name of printed periodical (periodicals) used by issuer for disclosure of information: Daily News. Moscow Region.
1.9. Code (codes) of material fact (facts): 0600143910072006.
2. Contents of information.
2.1. Kind, category (type), series and other identification requisites of securities: ordinary non-documentary registered shares;
preferential non-documentary registered shares with fixed rate of dividends.
2.2. State registration number of issue (additional issue) of securities and date of state registration:
No. 10101439B dated April 12, 1991 and No. 20201439B dated March 06, 2002.
2.3. Name of registration authority providing state registration for issue (additional issue) of securities: Central Bank of Russian Federation.
2.4. Administrative body of issuer adopting resolution for payment (declaration) of dividends on shares in issuer or determination of percentage (procedure for determination of percentage) of coupon to be paid for bonds in issuer: general meeting of shareholders of Joint Stock Company Bank Vozrozhdenie.
2.5. Date of adopting resolution for payment (declaration) of dividends on shares in issuer or determination of percentage (procedure for determination of percentage) of coupon to be paid for bonds in issuer: June 30, 2006.
2.6. Date of making minutes of meeting (session) of competent administrative body of issuer adopting resolution for payment (declaration) of dividends on shares in issuer or determination of percentage (procedure for determination of percentage) of coupon to be paid for bonds in issuer: Minutes No. 1 dated July 10, 2006.
2.7. Total amount of dividends accrued on shares of certain category (type) in issuer and rate of dividends accrued per one share of category (type); total percentage of interests and (or) other income to be paid for bonds in certain issue (series) of issuer and (or) other income to be paid per one bond in certain issue (series) of issuer: total amount of dividends accrued on:
- ordinary non-documentary registered shares - 9,374,347 roubles;
- preferential non-documentary registered shares with fixed rate of dividends - 2,589,010 roubles;
rate of dividends accrued:
- per one ordinary non-documentary registered share with nominal value of 10 roubles - 50 kopecks;
- per one preferential non-documentary registered shares with fixed rate of dividends with nominal value of 10 roubles - 2 roubles.
2.8. Form of income paid on securities in issuer (money or other property):
for legal entities - non-cash money payment in roubles of Russian Federation;
for individuals - cash or non-cash money payment in roubles of Russian Federation.
2.9. Deadline date of obligation for payment of income on securities in issuer (dividends of shares, income (interests, nominal value) of bonds; or end of fixed term for income payment obligation by issuer: non-cash payment of dividends will be provided from August 21, 2006 to August 29, 2006, in accordance with bank requisites specified in system of register of shareholders of Joint Stock Company Bank Vozrozhdenie; if there are no such bank requisites, to provide cash payment of dividends to individual shareholders through the Bank offices from August 21, 2006.
2.10. Total amount of dividends paid on shares in certain category (type) of issuer; total amount of interests and other income paid on bonds in certain category (type) of issuer: 0 (zero) roubles.

3. Signature.
3.1. Deputy Chairman of the Board of Joint Stock Company Bank Vozrozhdenie
(signature) A. V. Dolgopolov
3.2. Date: July 10, 2006
Stamp

Notice of material fact: Information of completed allotment of issued securities.

1. General information.
1.1. Full official name of issuer (name for non-commercial organisation): Joint Stock Company Bank Vozrozhdenie.
1.2. Abbreviated official name of issuer: V.Bank.
1.3. Residence of issuer: 7/4, Luchnikov Lane, building 1, Moscow, 101999, Russian Federation.
1.4. Basic state registration number of issuer: 1027700540680.
1.5. Taxpayer identification number of issuer: 5000001042.
1.6. Unique code attributed to issuer by registration authority: 1439.
1.7. Address of web site used by issuer for disclosure of information: http://www/vbank.ru/investors/material-facts.
1.8. Name of printed periodical (periodicals) used by issuer for disclosure of information: Daily News. Moscow Region.
1.9. Code (codes) of material fact (facts): 0500143914082006.

2. Contents of information.
2.1. Information of allotted securities.
2.1.1. Kind, category (type), series and other identification requisites of securities: ordinary non-documentary registered shares.
2.1.2. Repayment term (for bonds and options of issuer): not specified for shares.
2.1.3. State registration number of additional issue of securities and date of state registration: No. 10101439B015D dated May 03, 2006.
2.1. 4. Name of registration authority providing state registration for additional issue of securities: Central Bank of Russian Federation.
2.1.5. Nominal value (if such nominal value is prescribed by laws of Russian Federation) per each security: 10,00 (ten roubles 00 kop.) each.
2.1.6. Method for allotment of securities: open subscription.
2.2. Actual beginning date of allotment of securities (date of first transaction executed to transfer securities to first holder): June 19, 2006.
2.3. Actual ending date of allotment of securities (date of last acceptance entry made in nominal account (depo account) of first holder in title registration system for securities in additional issue or date of issuing last certificate of documentary security in additional issue
without obligatory centralised custody): July 28, 2006.
2.4. Number of actually allotted securities: 2,000,000 (two million).
2.5. Percentage of actually allotted securities in total number of securities in additional issue to be allotted: 100 %.
2.6. Actual allotment price (prices) of securities and number of securities allotted at each allotment price:
- 953 (nine hundred fifty-three) shares allotted at price of 729 roubles per one share;
- 1,999,047 (one million nine hundred ninety-nine thousand forty-seven) shares allotted at price of 27 US dollars per one share.
2.7. Payment form of allotted securities or, if allotted securities were paid with money and other funds (non-monetary funds), also number of allotted securities paid with money and number of allotted securities paid with non-monetary funds:
shares paid with money in currency of Russian Federation and foreign currency (US dollars).
2.8. Information of transactions executed with interests of issuer and large transactions executed by issuer in course of allotment of securities and fact of their approval or disapproval by competent administrative body of issuer:
no transactions of interest and large transactions executed in course of allotment of securities.

3. Signature.
3.1. Deputy Chairman of the Board of Joint Stock Company Bank Vozrozhdenie
(signature) A. V. Dolgopolov
3.2. Date: July 31, 2006
Stamp

Notice of material fact: information of securities issued by issuer.

1. General information.
1.1. Full official name of issuer (name for non-commercial organisation): Joint Stock Company Bank Vozrozhdenie.
1.2. Abbreviated official name of issuer: V.Bank.
1.3. Residence of issuer: 7/4, Luchnikov Lane, building 1, Moscow, 101999, Russian Federation.
1.4. Basic state registration number of issuer: 1027700540680.
1.5. Taxpayer identification number of issuer: 5000001042.
1.6. Unique code attributed to issuer by registration authority: 1439.
1.7. Address of web site used by issuer for disclosure of information: http://www/vbank.ru/investors/material-facts.
1.8. Name of printed periodical (periodicals) used by issuer for disclosure of information: Daily News. Moscow Region.
1.9. Code (codes) of material fact (facts): 0500143914082006.

2. Contents of information.
2.1. Kind, category (type), series and other identification requisites of securities: ordinary non-documentary registered shares.
2.2. Repayment term (for bonds and options of issuer): not specified for shares.
2.3. State registration number of additional issue of securities and date of state registration: No. 10101439B015D dated May 03, 2006.
2.4. Name of registration authority providing state registration for additional issue of securities: Central Bank of Russian Federation.
2.5. Number of issued securities and nominal value (if such nominal value is prescribed by laws of Russian Federation) per each security: 2,000,000 (two million) shares with nominal value of 10,00 (ten roubles 00 kop.) each.
2.6. Percentage of actually allotted securities in total number of securities in additional issue to be allotted: 100 %.
2.7. Method for allotment of securities: open subscription.
2.8. Actual beginning date of allotment of securities (date of first transaction executed to transfer securities to first holder): June 19, 2006.
2.9. Actual ending date of allotment of securities (date of last acceptance entry made in nominal account (depo account) of first holder in title registration system for securities in additional issue or date of issuing last certificate of documentary security in additional issue
without obligatory centralised custody): July 28, 2006.
2.10. State registration date of statement with result from additional issue of securities: August 11, 2006.
2.11. Name of registration authority providing state registration for statement with result from additional issue of securities: Central Bank of Russian Federation.
2.12. Fact of registration (no registration) of prospectus of securities simultaneously with state registration for additional issue of securities: state registration for additional issue of securities provided with registration of prospectus of securities.
2.13. In case of registration of prospectus of securities, procedure of access to be provided to information given in statement with results from issue (additional issue) of securities: text of registered statement with results from additional issue of securities placed in web site of Joint Stock Company Bank Vozrozhdenie within 3 days following date of receiving written notice from Central Bank of Russian Federation with respect to state registration with free access provided for at least 6 months following date of publication in Internet; text of reregistered statement with results from additional issue of securities may be also read at address: 7/4, Luchnikov Lane, building 1, Moscow.
2.14. In case of signing statement with results from additional issue of securities by financial consultant in securities market, specify this circumstance as well as full and abbreviated official names of financial consultant in securities market and residence thereof: no statement with results from additional issue of securities signed by financial consultant in securities market.

3. Signature.
3.1. Deputy Chairman of the Board of Joint Stock Company Bank Vozrozhdenie
(signature) M. M. Nakhmanovich
3.2. Date: August 14, 2006.
Stamp

Notice of facts which may produce material effect to value of securities in joint-stock company.

Information of change in percentage of shares held by the persons being members in the Council of Directors (Supervisory Council), members of collective executive body in the joint-stock company as well as person taking position (exercising functions) of the Chief Executive Officer in the joint-stock company, including managing organisation or manager, in the authorised capital of the joint-stock company, as well as in the authorised capital of subsidiaries and dependent companies thereof, and / or change in percentage of ordinary shares held by the said persons in the joint-stock company, subsidiaries and dependent companies thereof.

1. General information.

1.1. Full official name of issuer (name for non-commercial organisation): Joint Stock Company Bank Vozrozhdenie.

1.2. Abbreviated official name of issuer: V.Bank.

1.3. Residence of issuer: 7/4, Luchnikov Lane, building 1, Moscow, 101999, Russian Federation.

1.4. Basic state registration number of issuer: 1027700540680.

1.5. Taxpayer identification number of issuer: 5000001042.

1.6. Unique code attributed to issuer by registration authority: 1439.

1.7. Address of web site used by issuer for disclosure of information: http://www/vbank.ru/investors/material-facts.

1.8. Name of printed periodical (periodicals) used by issuer for disclosure of information: Daily News. Moscow Region.

2. Contents of information.

1. Positions, full names, percentage of shares held by said persons in the authorised capital and in the total number of ordinary shares in the issuer before and after change:

1.1. Chairman of the Supervisory Council (Council of Directors) of Joint Stock Company Bank Vozrozhdenie
Mr. Yuriy Mikhailovich Marinichev
percentage of share in the authorised capital of the issuer before change: 0.28
percentage of share in the total number of ordinary shares before change: 0.09
percentage of share in the authorised capital of the issuer after change: 0.26
percentage of share in the total number of ordinary shares after change: 0.08

1.2. Member of the Supervisory Council (Council of Directors) of Joint Stock Company Bank Vozrozhdenie
Chairman of the Board of Joint Stock Company Bank Vozrozhdenie
Mr. Dmitriy Lvovich Orlov
percentage of share in the authorised capital of the issuer before change: 38.36
percentage of share in the total number of ordinary shares before change: 40.57
percentage of share in the authorised capital of the issuer after change: 34.88
percentage of share in the total number of ordinary shares after change: 36.66

1.3. Member of the Supervisory Council (Council of Directors) of Joint Stock Company Bank Vozrozhdenie
Mr. Alexander Ivanovich Goev
percentage of share in the authorised capital of the issuer before change: 0.002
percentage of share in the total number of ordinary shares before change: 0.00
percentage of share in the authorised capital of the issuer after change: 0.002
percentage of share in the total number of ordinary shares after change: 0.00

1.4. Member of the Supervisory Council (Council of Directors) of Joint Stock Company Bank Vozrozhdenie
Member of the Board of Joint Stock Company Bank Vozrozhdenie
Ms. Tatiana Fedorovna Gavrilkina
percentage of share in the authorised capital of the issuer before change: 0.28
percentage of share in the total number of ordinary shares before change: 0.30
percentage of share in the authorised capital of the issuer after change: 0.26
percentage of share in the total number of ordinary shares after change: 0.27

1.5. Member of the Supervisory Council (Council of Directors) of Joint Stock Company Bank Vozrozhdenie
Member of the Board of Joint Stock Company Bank Vozrozhdenie
Ms. Lyudmila Antonovna Goncharova
percentage of share in the authorised capital of the issuer before change: 1.76
percentage of share in the total number of ordinary shares before change: 1.80
percentage of share in the authorised capital of the issuer after change: 1.60
percentage of share in the total number of ordinary shares after change: 1.63

1.6. Member of the Supervisory Council (Council of Directors) of Joint Stock Company Bank Vozrozhdenie
Member of the Board of Joint Stock Company Bank Vozrozhdenie
Mr. Alexander Vitalievich Dolgopolov
percentage of share in the authorised capital of the issuer before change: 0.56
percentage of share in the total number of ordinary shares before change: 0.60

percentage of share in the total number of ordinary shares after change: 0.34
1.7. Member of the Supervisory Council (Council of Directors) Joint Stock Company Bank Vozrozhdenie
Mr. Nikolai Stepanovich Zatsepin
percentage of share in the authorised capital of the issuer before change: 0.20
percentage of share in the total number of ordinary shares before change: 0.09
percentage of share in the authorised capital of the issuer after change: 0.19
percentage of share in the total number of ordinary shares after change: 0.08
1.8. Member of the Supervisory Council (Council of Directors) of Joint Stock Company Bank Vozrozhdenie
Ms. Valentina Mikhailovna Kabanova
percentage of share in the authorised capital of the issuer before change: 0.01
percentage of share in the total number of ordinary shares before change: 0.00
percentage of share in the authorised capital of the issuer after change: 0.01
percentage of share in the total number of ordinary shares after change: 0.00
1.9. Member of the Supervisory Council (Council of Directors) of Joint Stock Company Bank Vozrozhdenie
Member of the Board of Joint Stock Company Bank Vozrozhdenie
Ms. Tamara Ivanovna Luzhina
percentage of share in the authorised capital of the issuer before change: 0.29
percentage of share in the total number of ordinary shares before change: 0.30
percentage of share in the authorised capital of the issuer after change: 0.26
percentage of share in the total number of ordinary shares after change: 0.27
1.10. Member of the Supervisory Council (Council of Directors) of Joint Stock Company Bank Vozrozhdenie
Member of the Board of Joint Stock Company Bank Vozrozhdenie
Mr. Mark Meerovich Nakhmanovich
percentage of share in the authorised capital of the issuer before change: 0.56
percentage of share in the total number of ordinary shares before change: 0.60
percentage of share in the authorised capital of the issuer after change: 0.51
percentage of share in the total number of ordinary shares after change: 0.54
1.11. Member of the Supervisory Council (Council of Directors) of Joint Stock Company Bank Vozrozhdenie
Member of the Board of Joint Stock Company Bank Vozrozhdenie
Mr. Nikolai Dmitrievich Orlov
percentage of share in the authorised capital of the issuer before change: 2.44
percentage of share in the total number of ordinary shares before change: 2.60
percentage of share in the authorised capital of the issuer after change: 2.21
percentage of share in the total number of ordinary shares after change: 2.35
1.12. Member of the Supervisory Council (Council of Directors) of Joint Stock Company Bank Vozrozhdenie
Member of the Board of Joint Stock Company Bank Vozrozhdenie
Mr. Dmitriy Aksentievich Strashok
percentage of share in the authorised capital of the issuer before change: 0.30
percentage of share in the total number of ordinary shares before change: 0.30
percentage of share in the authorised capital of the issuer after change: 0.27
percentage of share in the total number of ordinary shares after change: 0.27
1.13. Member of the Supervisory Council (Council of Directors) of Joint Stock Company Bank Vozrozhdenie
Member of the Board of Joint Stock Company Bank Vozrozhdenie
Mr. Oleg Vladimirovich Kharlamov
percentage of share in the authorised capital of the issuer before change: 0.01
percentage of share in the total number of ordinary shares before change: 0.00
percentage of share in the authorised capital of the issuer after change: 0.01
percentage of share in the total number of ordinary shares after change: 0.00

2. Date of informing the issuer with respect to change of shares held by the said persons in the authorised capital of the issuer: August 14, 2006.

3. Signature.
3.1. Deputy Chairman of the Board of Joint Stock Company Bank Vozrozhdenie
(signature) M. M. Nakhmanovich
3.2. Date: August 14, 2006.
Stamp

Notice of facts which may produce material effect to value of securities in joint-stock company.

Information about acquiring by the joint-stock company of share participation in the share capital (pie fund) of another commercial institution totaling not less than 5 %, or the portion of ordinary shares of another joint-stock company making not less than 5%, as well as about changes in such portion, if it becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75%.

1. General Data
1.1. Full corporate name of the issuer: Joint stock company Bank «Vozrozhdeniye»
1.2. Abbreviated legal name of the issuer: V.Bank
1.3. Location of the issuer: Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia
1.4. State registration number: 1027700540680
1.5. Identification tax number: 5000001042
1.6. Unique code of the issuer assigned by registration body: 1439
1.7. Internet site used for placing messages http://www/vbank.ru/investors/material-facts.
1.8. Name of periodical(s) used by the issuer for publishing information: Newspaper «Daily News. Moscow Region»

2. Summary of the Message
2.1. Full corporate name (for legal officials – proprietary organization), a name (for legal officials – nonproprietary organization), surname, name, patronymic (name) (natural persons) of a shareholder of joint-stock company: NIKITAS BROKERAGE LIMITED (CYPRUS)
2.2. Percentage of participation of joint-stock company in the share capital of the above institution before alteration: 0%
2.3. Percentage of participation of joint-stock company in the share capital of the above institution after alteration: 9,63%
2.4. The date, when joint-stock company's percentage of participation in the share capital of the above capital was changed (percentage of participation in the share capital of the above capital was changed in the result of distribution of additional ordinary shares): 14.08.2006

3. Signature.
3.1. Deputy Chairman of the Board of Joint Stock Company Bank Vozrozhdenie
(signature) M. M. Nakhmanovich
3.2. Date: August 15, 2006.
Stamp